UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

Citibank, N.A.

A National Banking Association	13-5266470
(I.R.S. employer identification no.)

388 Greenwich Street, New York, New York	10013
(Address of principal executive office)	(Zip code)

Agilent Technologies, Inc.

(Exact name of Registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5301 Stevens Creek Boulevard

Santa Clara, California 95051

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Debt Securities

Item 1.	General information. Furnish the following information as to the Trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	33 Liberty Street, New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3-15.	Items 3-15 are not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect. (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business. (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers. (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee. (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Report of Condition of Citibank, N.A. as of December 31, 2020 published pursuant to the law or the requirements of its supervising or examining authority, attached as Exhibit 7.

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 3rd day of March, 2021.

CITIBANK, N.A.
By: /s/ Danny Lee
Name: Danny Lee
Title: Senior Trust Officer

Exhibit 7

CITIGROUP CONSOLIDATED BALANCE SHEET

(In millions of dollars)

						4Q20 Increase/ (Decrease) from
	December 31, 2019	March 31, 2020(1)	June 30, 2020(1)	September 30, 2020	December 31, 2020(2)	3Q20	4Q19
Assets
Cash and due from banks (including segregated cash and other deposits)	$23,967	$23,755	$22,889	$25,308	$26,349	4%	10%
Deposits with banks, net of allowance	169,952	262,165	286,884	298,387	283,266	(5%)	67%
Securities borrowed and purchased under agreements to resell, net of allowance	251,322	262,536	282,917	289,358	294,712	2%	17%
Brokerage receivables, net of allowance	39,857	68,555	51,633	51,610	44,806	(13%)	12%
Trading account assets	276,140	365,000	362,311	348,209	375,079	8%	36%
Investments
Available-for-sale debt securities, net of allowance	280,265	308,219	342,256	343,690	335,084	(3%)	20%
Held-to-maturity debt securities, net of allowance	80,775	82,315	83,332	96,065	104,943	9%	30%
Equity securities	7,523	8,349	7,665	7,769	7,332	(6%)	(3%)

Total investments	368,563	398,883	433,253	447,524	447,359	—	21%
Loans, net of unearned income
Consumer	309,548	288,430	281,113	280,025	288,839	3%	(7%)
Corporate	389,935	432,590	404,179	386,886	387,044	—	(1%)

Loans, net of unearned income	699,483	721,020	685,292	666,911	675,883	1%	(3%)
Allowance for credit losses on loans (ACLL)	(12,783)	(20,380)	(26,298)	(26,426)	(24,956)	6%	(95%)

Total loans, net	686,700	700,640	658,994	640,485	650,927	2%	(5%)
Goodwill	22,126	21,264	21,399	21,624	22,162	2%	—
Intangible assets (including MSRs)	4,822	4,560	4,451	4,804	4,747	(1%)	(2%)
Other assets, net of allowance	107,709	112,756	108,068	107,150	110,683	3%	3%

Total assets	$1,951,158	$2,220,114	$2,232,799	$2,234,459	$2,260,090	1%	16%

Liabilities
Non-interest-bearing deposits in U.S. offices	$98,811	$113,371	$115,386	$121,183	$126,942	5%	28%
Interest-bearing deposits in U.S. offices	401,418	462,327	490,823	497,487	503,213	1%	25%

Total U.S. deposits	500,229	575,698	606,209	618,670	630,155	2%	26%

Non-interest-bearing deposits in offices outside the U.S.	85,692	85,439	87,479	94,208	100,543	7%	17%
Interest-bearing deposits in offices outside the U.S.	484,669	523,774	539,972	549,745	549,973	—	13%

Total international deposits	570,361	609,213	627,451	643,953	650,516	1%	14%

Total deposits	1,070,590	1,184,911	1,233,660	1,262,623	1,280,671	1%	20%
Securities loaned and sold under agreements to resell	166,339	222,324	215,722	207,227	199,525	(4%)	20%
Brokerage payables	48,601	74,368	60,567	54,328	50,484	(7%)	4%
Trading account liabilities	119,894	163,995	149,264	146,990	168,027	14%	40%
Short-term borrowings	45,049	54,951	40,156	37,439	29,514	(21%)	(34%)
Long-term debt	248,760	266,098	279,775	273,254	271,686	(1%)	9%
Other liabilities(3)	57,979	60,141	61,269	58,003	59,983	3%	3%

Total liabilities	$1,757,212	$2,026,788	$2,040,413	$2,039,864	$2,059,890	1%	17%

Equity
Stockholders’ equity
Preferred stock	$17,980	$17,980	$17,980	$17,980	$19,480	8%	8%

Common stock	31	31	31	31	31	—	—
Additional paid-in capital	107,840	107,550	107,668	107,764	107,846	—	—
Retained earnings	165,369	163,782	163,515	165,303	168,272	2%	2%
Treasury stock, at cost	(61,660)	(64,147)	(64,143)	(64,137)	(64,129)	—	(4%)
Accumulated other comprehensive income (loss) (AOCI)	(36,318)	(32,521)	(33,345)	(33,065)	(32,058)	3%	12%

Total common equity	$175,262	$174,695	$173,726	$175,896	$179,962	2%	3%

Total Citigroup stockholders’ equity	$193,242	$192,675	$191,706	$193,876	$199,442	3%	3%

Noncontrolling interests	704	651	680	719	758	5%	8%

Total equity	193,946	193,326	192,386	194,595	200,200	3%	3%

Total liabilities and equity	$1,951,158	$2,220,114	$2,232,799	$2,234,459	$2,260,090	1%	16%

(1)	See footnote 1 on page 1.
(2)	Not used.
(3)	Includes allowance for credit losses for unfunded lending commitments. See page 23 for amounts by period.

NM Not meaningful.

Reclassified to conform to the current period’s presentation.